FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

1600 – 409 Granville Street, Vancouver, BC V6C 1T2

(Address of principal executive offices)

Attachments:

1.

Quarterly Report for the period ending June 30, 2006

2.

Management Discussion and Analysis for the period ending June 30, 2006

3.

Certification of Interim Filings

4.

News Release dated August 21, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: September 18, 2006

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Cusac Gold Mines Ltd. consisting of the interim consolidated balance sheets as at June 30, 2006 and the interim consolidated statements of loss, deficit and cash flows for the six-month periods ended June 30, 2006 and 2005 are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

 (Stated in Canadian Dollars)

	June 30, 2006	December 31 2005
Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 2,012,334	$ 1,010
Receivables	64,690	24,178
Prepaid expenses	559,014	6,781
Deposit	10,213	-
Flow-through share proceeds	1,572,922	507,119
	4,219,173	539,088
Deferred Financing Charges (Note 5)	259,076	-
Long-term investments and advances (Note 6)	229,412	228,896
Property, Plant and Equipment (Note 7 )	734,525	67,508
Resource properties (Note 9)	2,262,539	2,211,569
	$ 7,704,725	$ 3,047,061
Liabilities and Shareholders’ Equity
Liabilities
Current:
Bank indebtedness (Note 10)	$ -	$ 290,556
Accounts payable and accrued liabilities	479,478	549,539
Loans from related parties (Note 11)	12,128	19,361
	491,606	859,456
Convertible debentures (Note 8)	3,048,750	-
Asset retirement obligations (Note 12)	623,664	609,324
	4,164,020	1,468,780
Shareholders’ equity
Share capital (Note 13)	23,713,047	21,005,419
Contributed surplus	1,296,692	1,101,292
Deficit	(21,469,034)	(20,528,430)
	3,540,705	1,578,281
	$ 7,704,725	$ 3,047,061

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Approved by the Board:

/s/ David H. Brett

Director

/s/ George Sanders

Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2006	2005	2006	2005

Revenue	$ -	$ -	$ -	$ -
Expenses
Exploration	141,831	69,942	197,043	139,189
Administration	486,622	127,820	749,888	248,176
Amortization of property, plant and equipment	5,510	4,958	10,512	10,539
	633,963	202,720	957,443	397,904
Loss from operations:	(633,963)	(202,720)	(957,443)	(397,904)
Other income
Interest income	13,908	2,250	16,839	4,027
Gain on sale of equipment	-	2,180	-	2,180
Net loss for the period	(620,055)	(198,290)	(940,604)	(391,697)
Deficit, beginning of period	(20,848,979)	(19,159,530)	(20,528,430)	(18,966,123)
Deficit, end of period	$(21,469,034)	$(19,357,820)	$(21,469,034)	$(19,357,820)
Net Loss per share – basic and diluted	$ (.01)	$ (.005)	$ (.02)	$ (.009)
Weighted average shares outstanding	57,243,796	43,561,712	53,854,246	43,496,268

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2006	2005	2006	2005
Cash flows used in operating activities
Net loss for the period	$(620,055)	$(198,290)	$(940,604)	$(391,697)
Items not involving cash
Accretion expense	7,170	3,851	14,340	7,702
Amortization of property, plant and equipment	5,510	4,958	10,512	10,539
Acquisition of resource property interest for shares	-	-	-	(8,700)
Gain on sale of equipment	-	(2,180)	-	(2,180)
Stock -based compensation (Note 14)	113,400	7,000	195,400	7,000
Net change in
Receivables	(39,316)	(739)	(40,512)	1,982
Prepaid expenses	(534,292)	2,204	(552,233)	867
Deposit	(10,213)	-	(10,213)	-
Contingent liabilities	-	-	-	59,007
Accounts payable and accrued liabilities	(42,389)	75,285	(70,061)	(154,957)
	(1,120,185	(107,911)	(1,393,371)	(470,437)
Cash flows provided by financing activities
Issuance of common shares	2,542,855	-	2,707,628	40,700
Issuance of convertible debentures	3,048,750	-	3,048,750	-
Deferred financing costs	(259,076)		(259,076)
(Repayment) increase in bank overdraft	(311,518)	16,295	(290,556)	-
Loans from related parties	(9,137)	-	(7,233)	45,211
	5,011,874	16,295	5,199,513	85,911
Cash flows used in investing activities
Acquisition of equipment	(675,476)	-	(677,529)	-
Expenditures on resource property	(50,970)	-	(50,970)	-
(Increase) decrease in flow through share proceeds	(1,157,081)	38,370	(1,065,803)	238,295
Proceeds on disposition of equipment	-	6,130	-	6,130
Increase in advances to affiliated companies	3,202	47,061	(516)	140,046
	(1,880,325)	91,561	(1,794,818)	384,471
Increase (decrease) in cash for the period	2,011,364	(55)	2,011,324	(55)
Cash and cash equivalents beginning of period	970	375	1,010	375
Cash and cash equivalents, end of period	$ 2,012,334	$ 320	$2,012,334	$ 320
Supplementary information
Interest paid	$ 6,181	$ 6,034	$ 13,350	$ 13,081
Non-cash investing and financing activities
Acquisition of resource property interest for shares	$ -	$ 6,130	$ -	$ 6,130
Amortization of deferred financing costs	$ 15,240	-	$ 15,240-	-
Accretion of asset retirement obligation	$ 7,170	$ 3,851	$ 14,340	$ 7,702
Stock-based compensation	$ 113,400	$ 7,000	$ 195,400	$ 7,900

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2006

 (Unaudited)

1.

Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2005 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2.

Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s continued existence, as a going concern is dependent upon its ability to obtain adequate financing arrangements and to achieve profitable operations. The Company has raised additional equity and debt capital as necessary to recommence producing gold at the Table Mountain Mine. While the Company is expending its best efforts to achieve the gold production, there is no assurance that production will occur or that such activity will generate sufficient funds for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty. If the gold production recommences and sufficient cash flows result for on going operations, the Company will be a going concern and this cautionary note will be removed as seem fit by management.

3.

Nature of Business

Cusac Gold Mines Ltd. (the ”Company”) is in the business of exploring, developing and mining resource properties. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4.

Impairment of Long-live Assets

The Company periodically evaluates the future recoverability of its long-lived assets. Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

5.

Deferred Financing Charges

Costs incurred and allocated to the debenture financing are amortized over the 18-month term of the debt on a straight-line basis. The balance at June 30, 2006 is $259,076 ($274,316-$15,240 amortization)

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30 2006

 (Unaudited)

6.

Long-term Investments and Advances

	No. of Shares	June 30, 2006	Dec 31, 2005
Investments in common shares
Consolidated Pacific Bay Minerals Ltd., 6% interest in	1,275,667	$ 143,080	$ 143,080
common shares (2005 – 6%)
ClearFrame Solutions Corp.(formerly ClearFrame Solutions Inc.), 1% interest in common shares (2005 - 1%)	21,750	-	-
		143,080	143,080
Advances
Consolidated Pacific Bay Minerals Ltd		86,332	85,816
		$ 229,412	$ 228,896

During 2005, ClearFrame Solutions Corp. received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period. Upon revocation of the Cease Order Trade, ClearFrame’s shares will remain suspended until they meet the TSX Venture Exchange requirements. Management believes that the Company’s ability to liquidate its investments in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value. As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2005.

7.

Property, Plant and Equipment

	June 30, 2006			Dec 31, 2005
	Cost	Accumulated Amortization	Net	Net
Automotive equipment	$ 210,105	$ 154,926	$ 55,179	$ 18,263
Leasehold improvements	2,128	2,128	-	-
Mine plant and buildings	515,265	515,265	-	-
Mine equipment	1,967,365	1,303,406	663,959	39,180
Office equipment	85,844	70,457	15,387	10,065
	$ 2,780,707	$ 2,046,182	$ 734,525	$ 67,508

8.

Convertible Debentures

In May 2006, the Company issued 813 convertible debentures for gross proceeds of $ 3,048,750. The debentures are classified as a liability. The debentures issued are convertible into common shares and unsecured by a charge over all the assets of the Company, maturing on 18 months after the date of issue. The debentures bear interest at an annual rate of 11%. Upon exercise of the conversion right, the holder will receive the number of common shares by dividing the amount of the debenture converted by the lesser of (a) $0.35and (b) the greater of (i) the volume weighted average trading price for the five trading days immediately before the closing date; and (ii) $0.30. (See Note 17)

 Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2006

 (Unaudited)

9.

Resource Properties

	June 30, 2006	Dec 31, 2005
British Columbia, Canada
Table Mountain Mine, net of amortization and write downs	$ 2,262,539	$ 2,211,569

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2 ½% and a 15% net profits interest on production from these claims.

The Company acquired two mineral claims in the Laird mining division of British Columbia (Wildcat properties) by issuing 30,000 common shares of the Company on January 27, 2005. In December 2005, the acquisition costs were expensed as resource property exploration expense.

10.

Bank indebtedness

In 2005, the Company arranged a $57,000 (2004 - $57,000) letter of credit facility and a $350,000 (2005 - $350,000) line of credit with a bank bearing interest at prime (5.00% at June 30, 2006) per annum which is collateralized by the Company’s cash and flow through share proceeds.

11.

Loans From Related Parties

Loan payable to director bearing no interest, security or fixed terms of repayment amounted to $12,128 (2005 - $11,925)

12.

Asset Retirement Obligations

Effective January 1, 2004, the Company has retroactively adopted CICA Handbook Section 3110, “Asset Retirement Obligations”. The Company retroactively recorded the fair value of the asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations.

As at June 30, 2006, the liability for accrued asset retirement obligations is as follows:

Balance, December 31, 2004	$ 342,288
Liability incurred during the year	251,633
Accretion expense	15,403
Balance, December 31, 2005	609,324
Accretion expense, to March 31, 2006	7,170
Accretion expense to June 30, 2006	7,170
Balance, June 30, 2006	$ 623,664

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2006

 (Unaudited)

13.

Share Capital

Authorized

     5,000,000 preference shares, no par value

100,000,000   common shares, no par value

Issued

Common shares

	Shares Issued	Amount
Balance, December 31, 2005	51,296,133	$ 21,020,419
Issued during the period:
Warrants exercised	664,654	101,998
Options exercised	268,500	47,775
Balance, March 31, 2006	52,229,287	21,170,192
Issued during the period:
Common shares – net of issue cost	10,406,725	2,375,980
Stock option exercised	350,000	131,250
Warrants exercised	237,500	35,625

	63,223,512	$ 23,713,047

A summary of the warrants outstanding at June 30, 2006 is as follows:

Type	Number	Exercise Price	Expiry Date
Series A	200,000	$ 0.15	July 6, 2006
Series A	30,000	$ 0.15	July 12, 2006
Series A	480,770	$ 0.15	August 3, 2006
Series A	523,654	$ 0.15	August 5, 2006
Series A	600,000	$ 0.19	December 2, 2006
Series A	629,722	$ 0.24	December 20, 2006
Series A	7,077,975	$0.35	May 31, 2007
	9,542,121	$ 0.18

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2006

 (Unaudited)

13.

Share Capital - continued

In May 2006, by way of a private placement, the Company issued 6,657,500 flow-through units at a price of $0.27 per unit and 3,749,225 non-flow-through units at a price of $0.24 per unit, for gross proceeds of $2,697,339. Each flow-through unit consisted of one common share and one-half common share purchase warrant. Each whole flow-through share purchase warrant is exercisable to purchase a further non-flow-through common share at a price of $0.35 for one-year period. Each non-flow-through unit consisted of one common share and one whole warrant. Each whole non-flow-through share purchase warrant is exercisable to purchase one common share at a price of $0.35 for one-year period. (See Note 17)

Common share options exercisable and outstanding as at June 30, 2006, are as follows:

Number	Exercise Price	Expiry Date
480,000	$ 0.36	July 28, 2006
130,000	$0.15	July 28, 2006
600,000	$0.37	November 14, 2006
200,000	$0.15	November 14, 2006
50,000	$0.15	June 29, 2007
706,500	$0.15	September 6,2007
200,000	$0.15	December 23, 2007
770,000	$0.24	March 9, 2008
540,000	$0.31	April 25, 2010
3,676,500	$0.26

50,000 share options with an exercise price of $0.15 per share expired on May 27, 2006.

14.

Stock –Based Compensation

On March 9, 2006, the Company granted 820,000 stock options to directors, consultants and officers. All of these options vested immediately, have an exercise price of $0.24 and a term of two years.

On April 25, 2006, the Company granted 540,000 stock options to consultants and officers. All of these options vested immediately, have an exercise price of $0.31 and a term of four years.

Effective January 1, 2004, with retroactive effect the Company adopted the fair value based method of accounting for all stock option compensation. The compensation expense is determined using the Black-Scholes option pricing model.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2006

 (Unaudited)

14.

Stock –Based Compensation - continued

The weighted-average assumptions used in calculating the compensation expense in respect of the options granted were:

Risk-free rate	4.09%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company’s common shares	73%
Average expected life of the options (months)	81
Compensation expense charged to income for the period ended:
March 31, 2006	82,000
June 30, 2006	113,400
$ 195,400

The amounts were credited to contributed surplus.

15.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Remuneration paid or payable to directors and officers of the Company during the six months ended June 30, 2006 amounted to $51,000 (2005 - $51,000). In addition, $150,000 severance pay was paid to a director.

b)

During the six months ended June 30, 2006, the Company received $27,300 (2005 - $23,700) for rent and administrative services provided to companies with common directors. The full amount is recorded as a reduction of administration expenses.

Transactions with related parties were in the normal course of operations and are recorded at the exchange value, being the amount established and agreed to by the related parties.

15.

Commitments

Commitments not disclosed elsewhere in these financial statements include an obligation to pay $7,500 per month in compensation to its president.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2006

 (Unaudited)

16.

Subsequent Events

In a special shareholders meeting on July 25, 2006, the shareholders approved the issuance of 4,997,511 detachable warrants to the holders of the convertible debentures (6,147 warrants for each convertible debenture). Each warrant entitles the holder to purchase one common share for $0.35 upon exercise of the warrant. Also approved was the issuance of 101,548 broker’s warrants, each warrant entitles the holder to purchase one common share at a price of $0.305 per share for a period of 18 months, expiring on November 30, 2007.

17.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements do not include the disclosures regarding the differences between Canadian and United States Generally Accepted Accounting Principles. These differences are fully disclosed in the audited annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2005.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE MONTHS ENDED JUNE 30, 2006

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing gold. The Company’s primary asset is the Table Mountain Property (“Table Mountain”), a 138 square kilometre package of mineral claims located in north central British Columbia, Canada.  Table Mountain Property hosts a number of gold assets, including a past producing underground gold mine (the “Mine”) with significant infrastructure, including a 300-ton per day ore processing facility, private roadways, underground workings, shops, buildings, and various regulatory permits required for a producing mine.  Table Mountain also hosts numerous gold exploration targets outside the immediate mine area, including part ownership of the Taurus Project, a large scale, bulk tonnage gold prospect, and 100% ownership of the Taurus II bulk tonnage gold prospect.

Full-time mining operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades.  The facility was at that time placed into care and maintenance mode, although the camp and other facilities have been increasingly used by the Company for exploration purposes, especially since 2003.  During the current period, the Company completed a $5.75 million financing to fund recommencement of production at the Mine and fund ongoing exploration of the Taurus II target.

Exploration Activity

During the three months ended June 30, 2006, the Company commenced its Taurus II exploration program consisting of data compilation, soil sampling, geological mapping and other work prior to trenching and diamond drilling expected in the 3rd quarter.  Expenditures, comprised mainly of geological wages, professional fees and assay costs, totalled $141,831, compared to $62,294 the previous 3 months.  Expenditures are expected to increase significantly in the 3rd quarter of 2006 as the more expensive trenching and drilling phases get underway.

During 2005, the Company changed its focus from the Mine area and shifted to the Taurus II Project.  The Taurus and Taurus II areas are geologically similar to the high-grade veins in the Mine, and are physically close to the Mine, but typically have lower gold values over larger widths, with more potential for large tonnage hosting large quantities of gold.  The Taurus Project, for example, hosts an estimated inferred resource of 1.04 million ounces of gold in approximately 32 million tons grading 1 gram of gold per ton.  30.4% of this resource (316,347 ounces) is located on mineral claims owned by the Company.  No resource estimation has been undertaken for Taurus II as more drill holes are required.

The Company’s 2005 Taurus II exploration program started with a detailed review of the Company’s extensive archive of exploration data related to the Table Mountain Property with the goal of identifying bulk tonnage gold potential proximal to the Taurus Project.  This research revealed an extensive surface trenching program undertaken in the late 1980’s by a previous owner indicating strong gold values on surface over broad widths.  The Company used this data, as well as archival geochemical and geophysical data, to guide its 18 hole drilling program in 2005, which yielded sufficiently positive results to warrant significant additional exploration.  In October of 2005, an independent geological consultant recommended an additional $1.53 million in exploration at Taurus II to further test its bulk tonnage gold potential.   A copy of this report, prepared in compliance with Canada’s National Instrument 43-101 securities regulation governing the disclosure of mining data, is available free of charge online at www.sedar.com.  During the period the Company raised equity funding to proceed with this recommended program.

Mine Update

During the period the company completed a $5.75 million financing, partly to fund recommencement of gold production at Table Mountain (see details of the financing below).  The Company closed the financing on May 31 and immediately thereafter commenced a multi faceted process aimed at seeing cash flow from operations before the end of the 4th quarter of 2006.  This process entailed recruiting key management personnel, procuring equipment and supplies, staffing various aspects of the operation, as well as submitting and obtaining government approval of a Notice of Work as required under the key M-127 Permit covering the Mine.  The latter process has been much more time consuming than expected mainly due to a significant backlog of new mining and exploration applications arriving at government offices in Northern British Columbia.  At time of writing the Company has been successful in recruiting key management, mining and milling staff, procuring all equipment and supplies needed for mining but had not yet received approval to proceed with underground operations.  However, at time of writing, the Company received news that all key requirements were fulfilled and that the approved Notice of Work would likely be forthcoming very soon.

Immediately following the retention of our current Mine Manager and Mine Superintendent, a site visit and review of the Company’s mining plan as set out by Denis Bergen’s Pre-feasibility Study of 2005 was completed.  This review led to a slight revision of the mining plan whereby the Company, in order to find the quickest path to mill start-up and cash flow, decided to focus initially on accelerating the development and mining of the Rory Vein and delay commencement of the East Bain development until the fall of 2006.  The Bergen study foresaw Probable Reserves of 44,000 tons grading 0.49 ounces per ton contained in the Rory and East Bain mined over a 12-month period, and the current plan maintains this timetable.  The Company will update investors of the unfolding of its plan and impact on the Company on a timely basis as material developments occur.

Investors should be cautioned that the Company’s business is subject to the considerable risks associated with the mining industry in general, such as fluctuating metal prices, environmental risks, high capital costs, and other risks.  Also, in spite of management’s confidence in its ability to profitably produce gold and obtain favourable exploration results, there is no guarantee that gold will be produced or favourable exploration results obtained.  There is also a risk that the Company’s current capital will not be sufficient to see the Company through to commercial production.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the three month ended June 30, 2006 and each of the last eight quarters (unaudited) including 2004:

Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd
3 Mo Ended	30/06/06	31/03/06	30/09/05	30/09/05	30/06/05	31/03/05	31/12/04	30/09/04
Revenue	-	-	-	-	-	-	-	-
Net Loss	$633,963	$320,549	$537,716	$632,894	$198,290	$193,407	$202,119	$689,355
Loss/share	$.01	$.01	$.01	$.01	$.005	$.004	$.01	$.02

The above quarterly results reflect generally increasing mineral exploration and financing activities over the periods reviewed.   The increase in losses in the second quarter of 2006 as compared to the first quarter of 2006 is attributable to the inclusion of substantial financing costs associated with the below described offering.     The fourth quarter of 2005 shows relatively higher losses than other periods during the year due substantially to the inclusion of stock option expenses incurred during the period, partially off set by income tax recoveries received.

LIQUIDITY AND CAPITAL RESOURCES

At June 30 2006 the Company had current assets of $4,219,173 compared to $466,908 at March 31, 2006.  The increase is attributable to the completion of the below described financing. Current assets include $559,014 in prepaid expenses for contractors who will be providing primarily mining and exploration services to the Company over the next six months. These contractors also participated in the below described financing.  Current liabilities at June 30, 2006 were $491,606 compared to $854,650 at March 31, 2006.  The decrease is attributable to a reduction of bank indebtedness to $0 from $290,556 as at March 31, 2006

Financing Activity

Issued under a financing brokered by M Partners Inc. and closed May 31, 2006, were 3,749,225 common share units at $0.24 per unit for proceeds of $899,814, 6,657,500 Flow Through units at $0.27 per unit for proceeds of $1,797,525, and 813 Convertible Debentures at $3,750 per unit for proceeds of $3,048,750.  Total proceeds were $5,746,089.  M Partners Inc and Oberon Securities LLC were paid a cash commission of 7% and received brokers warrants to purchase such number of common shares as is equal 7% of all the units sold, at a price of $0.24 exercisable for a period of 18 months from closing.

 The common share units consist of one common share and one warrant to purchase an additional common share for one year at $0.35 per unit.  The flow through units consist of one common share and one half of one warrant to purchase an additional common share for one year at $0.35 per share.  The Convertible Debentures bear interest at a rate of 11% per annum calculated and payable semi-annually, mature in 18 months, and are convertible into common shares at $0.305 per share.  The purchasers of the Convertible Debenture also received 6,147 warrants with each Debenture purchased.  The warrants accompanying the Debenture were not exercisable until the Company obtained the approval of its shareholders for the Debenture warrants, which approval was obtained at a meeting of shareholders held subsequent to the end of the period.  Each Debenture warrant entitles the holder to purchase a common share at $0.35 per share expiring May 31, 2007. The debentures are secured against the assets of the Company.

At June 30, 2006, the Company had a working capital surplus of $3,727,567, compared to a deficiency of $387,742 at March 31, 2006. The significant change in the Company’s working capital position is entirely attributable to the above described financing.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE PERIOD

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines.  No changes were required to the significant accounting policies during the current period.

INVESTOR RELATIONS

Investor relations activity during the year consisted primarily of routine, in-house shareholder communications.  From March 2005 to July 2005, and December 2005 to present, the Company retained Carolina based investor relations firm The Windward Agency to provide general investor relations services for total compensation of USD$5,000 per month payable in cash.  Also, during the period, the Company retained NAI Interactive Ltd. of Vancouver to provide investor relations services at a cost of $5,000 per month, which services were prepaid for a period of one year and form part of the prepaid services described on the Company’s balance sheet.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, David H. Brett, the issuer, President and CEO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending June 30, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 14th day of August, 2006

/s/ David H. Brett___________________

David H. Brett

President & CEO

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Leanora Brett, the issuer, CFO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending June 30, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 14th day of August, 2006

/s/ Leanora Brett___________________

Leanora Brett

CFO

1600 – 409 Granville Street Vancouver, B.C. V6C 1T2

FOR IMMEDIATE RELEASE

Table Mountain High-Grade Underground Gold Mining Begins, Taurus II Exploration Continues

Vancouver, BC, August 21, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that surface preparations are complete and underground operations have begun at the Company’s 100% owned Table Mountain Gold Mine in northern British Columbia, and that trenching has begun in advance of drilling at the nearby Taurus II disseminated gold target.  All required underground mining personnel, equipment, and supplies are on site, and refurbishment of the mill, assay lab and other facilities are progressing, keeping the Company on-track for commencement of cash flow from gold production in the 4th quarter of 2006.

Exploration crews have completed an extensive (2,700 sample) soil geochemical survey over the Taurus II bulk tonnage target and results have defined numerous gold anomalies that are currently being investigated by trenching.  Trench results to date have defined a number of alteration zones and quartz vein structures that warrant follow up diamond drilling.  Diamond drilling is scheduled to commence during the first week of September 2006.  Ongoing data compilation and geological modeling at Taurus II and the rest of the Table Mountain property is being enhanced by a high-resolution "bare-earth" topographic model generated by a helicopter-borne LIDAR (Laser Imaging, Detection and Ranging) survey over the 10 Km long Erickson Creek Fault Zone which hosts the bulk of the gold occurrences on Cusac's extensive land package.  George Sanders, M.Sc, P.Geo is a Cusac Director and Qualified Person for the technical portion of this News Release under National Instrument 43-101.

To assist the Company in its exploration strategy, the Company retained Senior Consulting Geologist Mathew C.N. Ball, Ph.D., who recently completed a two-week visit to the Property.  Dr. Ball worked for both Cusac and Erickson Gold up to 1994, and completed his doctoral thesis on the subject of the origin of gold mineralization at Table Mountain, and was a runner-up winner of the ground-breaking “Goldcorp Challenge” and subsequently worked with the winning team.  Dr. Ball has now identified over 70 priority-ranked exploration targets on the property, and the Taurus II area stands out on his data set as the highest priority.  Dr. Ball also has recommended new down-dip drilling to test possible gold bearing extensions of the major veins on Table Mountain.

“We are very excited about the evolving exploration targets at Taurus II and potential for positive results in the upcoming diamond drilling program,” said VP of Exploration, Lesley Hunt.

“It’s been a very busy summer for the Cusac team at Table Mountain, and I am pleased that we are making such great strides on the mining and exploration fronts,” said Cusac CEO David Brett.  “We are looking at an even busier fall as we ramp up our drill program at Taurus II and start to hit ore on the Rory Vein.”

Cusac Gold Mines, Ltd. is a gold mining company in existence since 1966.  Cusac has a dominant land position in the Cassiar Gold Camp of northern BC, and is re-starting gold production from high-grade quartz veins on Table Mountain.  Cusac also owns over 30% of the low-grade, bulk tonnage, million-ounce resource at the Taurus deposit, and is exploring for more bulk-tonnage, disseminated gold mineralization nearby at its 100% owned Taurus II project.  Please visit our website www.cusac.com for more details.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.